UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

REPUBLIC SERVICES, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

760759100

(CUSIP Number)

Brett J. Rodda, Esq.
Munger, Tolles & Olson LLP	Laurie A. Smiley, Esq.
355 South Grand Avenue	Arian Colachis, Esq.
35th Floor	2365 Carillon Point
Los Angeles, California 90071-1560	Kirkland, WA 98033
(213) 683-9100	(425) 889-7900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 28, 2008

(Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

         Note:     Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

EXPLANATORY STATEMENT

This Amendment No. 1 to Schedule 13D (“Amendment”) relates to the Common Stock, par value $0.01 per share (the “Common Stock”) of Republic Services, Inc. (the “Issuer”). This Amendment is being filed jointly by Cascade Investment, L.L.C. (“Cascade”), the Bill & Melinda Gates Foundation Trust (the “Trust”), William H. Gates III and Melinda French Gates.  The foregoing persons are hereinafter sometimes referred to collectively as the “Reporting Persons.”  This Amendment is being filed to amend the Items set forth below of the Reporting Persons’ Schedule 13D previously filed with the Securities and Exchange Commission on July 21, 2008, by supplementing them with the information set forth herein.  Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a “group” for any purpose.

Item 4.           Purpose of Transaction

On July 28, 2008, the Issuer announced that its Board of Directors granted the request of Cascade and the Trust to waive Section 203 of the Delaware General Corporation Law with respect to their acquisition of additional shares of the Issuer’s Common Stock.  Specifically, the Issuer’s Board of Directors waived the application of Section 203 with respect to the acquisition by Cascade and the Trust of up to 20% in the aggregate of the outstanding shares of the Issuer’s Common Stock.  Cascade and the Trust may utilize this waiver to acquire additional shares of the Issuer’s Common Stock without becoming subject to the restrictions on certain transactions set forth in Section 203.

Item 6.           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The supplement to Item 4 set forth above is incorporated by reference herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 1, 2008	CASCADE INVESTMENT, L.L.C. (1)

	By	/s/Michael Larson
		Name:	Michael Larson
		Title:	Business Manager

BILL & MELINDA GATES FOUNDATION TRUST (1)

	By	/s/Michael Larson
		Name:	Michael Larson (2)
		Title:	Attorney-in-fact for each of the Co-
Trustees, William H. Gates III and
Melinda French Gates

WILLIAM H. GATES III (1)

	By	/s/Michael Larson
		Name:	Michael Larson (2)(3)
		Title:	Attorney-in-fact

MELINDA FRENCH GATES (1)

	By	/s/Michael Larson
		Name:	Michael Larson (2)
		Title:	Attorney-in-fact

(1)  This Amendment is being filed jointly by Cascade, the Trust, William H. Gates III and Melinda French Gates pursuant to the Joint Filing Agreement dated July 21, 2008 and included with the signature page to the Reporting Persons’ Schedule 13D filed on July 21, 2008, SEC File No. 005-54333, and incorporated by reference herein.

(2)  Duly authorized under Special Power of Attorney appointing Michael Larson attorney-in-fact, dated November 13, 2006, by and on behalf of William H. Gates III and Melinda French Gates as Co-Trustees, filed as Exhibit 99.1 to the Bill & Melinda Gates Foundation Trust’s Amendment No. 3 to Schedule 13G with respect to Coca-Cola FEMSA, S.A. de C.V. on February 13, 2007, SEC File No. 005-52421, and incorporated by reference herein.

(3)  Duly authorized under Special Power of Attorney appointing Michael Larson attorney-in-fact, dated February 3, 2006, by and on behalf of William H. Gates III, filed as Exhibit 99.1 to Cascade Investment, L.L.C.’s Amendment No. 2 to Schedule 13G with respect to Arch Capital Group Ltd. on March 7, 2006, SEC File No. 005-45257, and incorporated by reference herein.